UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Woori Bank ———————————————————————————————————
(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul 04632, Korea
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Loan to Subsidiary of Woori Bank

On February 8, 2017, Woori Bank approved the extension of a loan to its subsidiary, Woori Card Co., Ltd. The following is a detailed summary of the transaction.

Summary of the Transaction

< Loan to Woori Card >

1. Name of the Debtor: Woori Card Co., Ltd.
2. Loan Origination Date: March 3, 2017
3. Aggregate Amount of the Loan: KRW 500 billion (revolving credit)
4. Interest Rate: 0.75%
5. Maturity: March 2, 2018
6. Use of Proceeds: Working Capital
7. Total Loans to Woori Card (as of February 8, 2017): KRW 0
8. Date of Approval: February 8, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank

Date: February 8, 2017	By:	/s/ Hyun Seok Shin
	Name:	Hyun Seok Shin
	Title:	Executive Vice President